# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vivos Therapeutics Inc., CIK 0001716166
CUSIP: 92859E207
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7921 Southpark Plaza, Suite 210, Littleton, Colorado (CO), 80120
Date of event which requires filing of this statement: 07/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002077013

## Reporting persons
- Dawei Luo: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 572,016; shared voting power 0; sole dispositive power 572,016; shared dispositive power 0; aggregate amount beneficially owned 572,016 (8.52% of the class)
  Comment: The percentage is calculated based upon (i) 5,889,520 shares of Common Stock issued and outstanding as of May 15, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 15, 2025, plus (ii) 828,000 shares of Common Stock issued to V-Co Investors 2 LLC on June 9, 2025 in connection with a private financing between V-Co Investors 2 LLC and the Company.

## Item 1. Issuer
Name of issuer: Vivos Therapeutics Inc.
Address of issuer's principal executive offices: 7921 Southpark Plaza, Suite 210 Littleton, CO, 80120

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Dawei Luo, an individual (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business office of Dawei Luo is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Island.
Citizenship: Dawei Luo is a citizen of the People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (i) 445,205 shares of common stock directly owned by the Reporting Person, and (ii) 126,811 shares of common stock directly owned by Space Star Holding Ltd, a British Virgin Islands company wholly owned by the Reporting Person.
Percent of class: 8.52%
Sole power to vote or to direct the vote: 572,016
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 572,016
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dawei Luo: /s/ Dawei Luo, Dawei Luo (07/14/2025)